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18001168

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 16 2018
WASH, D.C.

SEC FILE NUMBER
8-51555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Government Capital Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

559 SILICON DRIVE, STE 102
(No. and Street)

SOUTHLAKE	TX	76092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRY DEBO — (817) 421-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. NEAL, P.C.
(Name – *if individual, state last, first, middle name*)

3208 N O'CONNOR RD	IRVING	TX	75062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM RNG

OATH OR AFFIRMATION

I, D'ANNE BOWDEN CARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVERNMENT CAPITAL SECURITIES CORPORATION, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WENDY DOLAN
MY COMMISSION EXPIRES
DECEMBER 10, 2019
NOTARY ID: 125757484

Notary Public

Signature

VICE PRESIDENT - CHIEF COMPLIANCE OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] *(d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] *(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] *(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] *(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting firm on Management's Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Exempt, Not Applicable or None.*

CONTENTS

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

The Board of Directors
Government Capital Securities Corporation

We have reviewed management's statements, included in the accompanying exemption report, in which (a) Government Capital Securities Corporation (a Texas Corporation) identified the following provisions of 17C.F.R. §240.15c3-3(k)(i) under which Government Capital Securities Corporation claimed an exemption from 17C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (b) Government Capital Securities Corporation stated that Government Capital Securities Corporation met the identified exemption provisions throughout the period from January 1, 2017 to December 31, 2017 without exception. Government Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Government Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R.C. Neal, P.C.
R.C. Neal, P.C.
Irving, Texas
February 8, 2018

3208 N. O'Connor Rd. · Irving, Texas 75062 · (972) 259-5757

MEMBERSHIPS: American Institute of Certified Public Accountants · Texas Society of Certified Public Accountants

GOVERNMENT CAPITAL SECURITIES CORPORTATION
EXEMPTION REPORT

Government Capital Securities Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3(k)(2)(i) throughout the period from January 1, 2017 to December 31, 2017.

(2) The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3(k) throughout the period from January 1, 2017 to December 31, 2017 without exception.

Government Capital Securities Corporation

I D'Anne Bowden Carson swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: D'Anne Carson

Title: Vice President – Chief Compliance Officer

Date: February 8, 2018

R.C. Neal, P.C.

CERTIFIED PUBLIC ACCOUNTANT

To Management and the Board of Directors of Government Capital Securities Corporation,

In planning and performing our audit of the financial statements of Government Capital Securities Corporation as of and for the year ended December 31, 2017, in accordance with auditing standards generally accepted in the United States of America, we considered Government Capital Securities Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and therefore, material weaknesses or significant deficiencies may exist that were not identified. We did not identify any certain deficiencies in internal control that we may consider to be material weaknesses or other deficiencies that we consider to be significant deficiencies.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study (where applicable) of the practices and procedures (including tests of compliance with such practices and procedures) followed by Government Capital Securities Corporation that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-3; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial services relating to customer securities.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such as that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis. We did not consider any deficiencies in the company's internal control to be material weaknesses.

3208 N O'Connor Rd. · Irving, Texas 75062 · (972) 259-5757

MEMBERSHIPS: American Institute of Certified Public Accountants · Texas Society of Certified Public Accountants

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. However, we identified the following deficiencies in internal control that we consider to be significant deficiencies:

Segregation of Accounting Duties – Because of the firm's small size, the firm's accounting function is outsourced and one individual is responsible for all accounting duties. This individual is experienced in all areas of accounting and is responsible for cash disbursements, payroll, accruals, all journal entries, and financial statement preparation. Additionally, all bank statements are received and reconciled by this same person. As mitigating controls to offset the inherent lack of segregation of accounting duties in such a small firm, the financial statements are reviewed twice per month (mid month and month end) by one of the firm's shareholders and once per month (month end) by the firm's independent Financial and Operations Principal ("FinOp"). Accruals and the Regulatory Net Capital calculation and the bank reconciliation are also reviewed monthly by the registered FinOp. These controls coupled with the firm's extremely low transaction volume serve to mitigate the likelihood of material errors.

This communication is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

R.C. Neal, P.C.

R.C. Neal, P.C.

Irving, Texas 75062
February 8, 2018

GOVERNMENT CAPITAL
SECURITIES CORPORATION
FINANCIAL STATEMENTS
Years Ended December 31, 2017 and 2016
and
SUPPLEMENTARY INFORMATION
December 31, 2017

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Government Capital Securities Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of Government Capital Securities Corporation (a Texas Corporation) which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) pursuant to SEA Rule 17a-5(g). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3208 N. O'Connor Rd. · Irving, Texas 75062 · (972) 259-5757

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Capital Securities Corporation as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The supplementary information contained in Schedules 1, 2 and 3 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

R.C. Neal, P.C.

R.C. Neal, P.C.

Irving, Texas
February 8, 2018

GOVERNMENT CAPITAL SECURITIES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2017 and 2016

ASSETS	2017	2016
CASH AND CASH EQUIVALENTS	$ 215,948	$ 211,774
PREPAID EXPENSES	1,474	1,185
TOTAL CURRENT ASSETS	217,422	212,959
TOTAL ASSETS	$ 217,422	$ 212,959
LIABILITIES AND STOCKHOLDERS' EQUITY		
ACCRUED EXPENSES	$ 56,839	$ 25,500
ACCRUED TAXES	3,211	1,518
TOTAL CURRENT LIABILITIES	60,050	27,018
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	19,990	19,990
Retained earnings	137,372	165,941
TOTAL STOCKHOLDERS' EQUITY	157,372	185,941
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 217,422	$ 212,959

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

	2017	2016
REVENUES		
Financial advisory fees	$ 2,303,053	$ 1,859,643
EXPENSES		
Legal and professional fees	544,411	412,890
Salaries, commissions and related taxes	900,125	874,861
Other direct costs	381,471	203,420
General and administrative	502,579	341,761
	2,328,586	1,832,932
INCOME (LOSS) BEFORE INCOME TAXES	(25,533)	26,711
INCOME TAXES	3,036	-
NET INCOME (LOSS)	$ (28,569)	$ 26,711

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Common Stock								
	Shares		Amount		Additional Paid-In Capital		Retained Earnings		Total Stockholders' Equity
Balance at December 31, 2015	1,000	$	10	$	19,990	$	139,230	$	159,230
Net Income	-		-		-		26,711		26,711
Balance at December 31, 2016	1,000		10		19,990		165,941		185,941
Net Income (Loss)	-		-		-		(28,569)		(28,569)
Balance at December 31, 2017	1,000	$	10	$	19,990	$	137,372	$	157,372

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORTATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (28,569)	$ 26,711
Adjustments to reconcile net income to net cash provided by operating activities:		
Net decrease (increase) in:		
Prepaid expenses	(289)	852
Net increase in:		
Accrued expenses	33,032	11,407
Net cash provided by operating activities	4,174	38,970
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
NET INCREASE IN CASH	4,174	38,970
CASH AT BEGINNING OF PERIOD	211,774	172,804
CASH AT END OF PERIOD	$ 215,948	$ 211,774
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes (net)	$ 1,343	$ 3,154

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORTATION
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 and 2016

GOVERNMENT CAPITAL SECURITIES CORPORTATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 and 2016

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Government Capital Securities Corporation (Company) was incorporated on January 25, 1999, and became registered with the United States Securities and Exchange Commission as a broker-dealer in February 1999. The Company offers a broad range of public finance services including financial advisory services as well as securities placement agent.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives fees in connection with the offering of municipal advisory services. Financial advisory fees are earned only after the securities offerings and related advisory services are completed.

Management estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes – During 2005, the Company filed an election with the United States Internal Revenue Service ("IRS") to be treated as an S Corporation for federal income tax reporting purposes. The election was accepted by the IRS effective January 1, 2003 and accordingly, the Company is not subject to federal income taxes subsequent to the effective date.

Reclassification – Certain 2016 amounts have been reclassified to conform to the 2017 presentation.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company had net capital of $155,898 and $184,756 at December 31, 2017 and 2016 respectively, which exceeds the $5,000 minimum required. The Company's capital exceeds the minimum required levels for each of the states in which it operates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with an affiliate. Effective December 1, 2003, the Company entered into an Operating Agreement with the affiliate whereby the Company is charged a monthly management fee, which is intended to cover various administrative and overhead costs. The management fee is determined on a reasonable and consistent basis that attempts to equate the proportional cost to the proportional benefit derived by the Company. The monthly management fee is payable upon specific request by the affiliate and is subject to adjustment at least annually. Additionally, the Company may pay additional fees to the affiliate in consideration of the affiliate's established reputation in the municipal leasing market, its relationships with a large number of municipal entities in the Company's geographic market, and the direct and indirect assistance provided by the affiliate in referring municipal bond opportunities to the Company. Total fees paid by the Company were $389,000 and $216,781 for 2017 and 2016, respectively.

NOTE 4 – INCOME TAXES

Income tax expense was computed as follows:

	2017	2016
State franchise tax	$ 3,036	$ -
Total taxes	$ 3,036	$ -

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 8, 2018, the date that the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL	
Total stockholders' equity	$ 157,372
Less non-allowable assets:	
Prepaid expenses	(1,474)
TOTAL NET CAPITAL	155,898
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required under Rule 15c3-1	5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$ 150,898
AGGREGATE INDEBTEDNESS	$ 60,050
PERCENTAGE OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	38.52%

SCHEDULE 2

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

EXEMPTIVE PROVISIONS:

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i). The broker dealer does not clear transactions, does not carry customer accounts and is not a broker-dealer that effectuates financial transactions with customers in accordance with that rule.

SCHEDULE 3

GOVERNMENT CAPITAL SECURITIES CORPORTATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2017

NET CAPITAL PER FOURTH QUARTER FORM X-17A-5	$ 155,898
DIFFERENCES	-
NET CAPITAL PER FINANCIAL STATEMENTS	$ 155,898